Exhibit 7.02

September 29, 2014

Board of Directors
SeaChange International Inc.
50 Nagog Park
Acton, MA 01720

To Board of Directors:

Roumell Asset Management, LLC owns over two million shares, approximately six percent, of SeaChange’s common stock.  We invested because we believe the company is exceptionally well-positioned to take advantage of a major secular shift in how consumers view content.  SeaChange sits squarely in front of the transition to “TV Everywhere” and has the technology and customer base to succeed.  We applaud the Board’s leadership, and CEO Raghu Rau in particular, for implementing a clear strategy three years ago to exit non-core hardware and media services businesses and focus its R&D budget solely on next-generation software.
Our investment thesis is as follows:
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We believe Adrenalin is viewed as the best-in-class third-party back office VOD software architecture.  In three years, SeaChange’s next-generation software has been selected by about 50 companies, covering roughly 50 million subscribers.  We believe SeaChange’s future cash flow stream is fairly predictable as its software is rolled out to these subscribers over the next several years.  As well, we estimate an additional 30 million subscribers will be added to Adrenalin’s footprint.  Many of these potential subscribers are with customers still using SeaChange’s Axiom software, which is 15 years old.  Operational stress on an antiquated system will increasingly force customers to upgrade.

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We believe the adoption of SeaChange’s Nucleus home-gateway software platform by Liberty Global, the world’s largest cable operator, illustrates the technological strength of this product offering.  Liberty Global’s recent public comments in its second quarter conference call underscore its excitement and commitment to rolling out Nucleus more broadly throughout its subscriber base.

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Industry contacts have commented on the elegance and strength of the Adrenalin back-office and Nucleus home-gateway combination.  The traction that this dual-offering is gaining among providers, and SeaChange’s reputation as an expert in the emerging industry standard RDK protocol, should be recognized in the marketplace with additional design wins.  This belief was underscored in our industry discussions at last week’s Cable-Tec conference in Denver, CO.

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SeaChange’s Infusion ad insertion software and its recent entry into the direct Over-The-Top (OTT) marketplace provide additional ways for shareholders to win, in our opinion.  Infusion is now being deployed by Virgin Media, and SeaChange’s OTT strategy was validated by its high profile win with BBC.

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Cisco acquired NDS in 2012 for 5x revenue, and it acquired  single point solution company BNI Video in 2011 for an estimated 10x revenue.  While not suggesting SeaChange will warrant these multiples in a transaction, it is clear to us that the current stock market valuation at less than 1x enterprise value/revenue represents significant value.  We believe that SeaChange is sitting in front of continued cable vendor consolidation as hardware-centric companies are increasingly challenged to differentiate themselves with software offerings.

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Finally, recent revenue declines are unrelated to next-generation software products, but rather have been due to the expected obsolescence of legacy software products, principally Axiom.  Legacy product revenue will be down to just 10% of total revenue at the end of this year.  The bottoming out of legacy software declines presents a unique opportunity to acquire stock at current prices.

We believe the Board ought to more fully exercise its own share buy-back plan.  The buy-back was increased earlier this year to $40 million, but we are disappointed that thus far a relatively limited number of shares have actually been purchased.  In our minds, the company needs no more than $50 million in cash retained on its balance sheet and there are few capital allocation options available that are superior to simply buying back stock given the company’s current valuation.  To wit, we want to own more of SeaChange’s actual business and own less cash.  Put simply, every share bought back near current levels will add value to existing shareholders and we urge the Board to fully implement the company’s current buy-back plan.  We encourage other shareholders to express their views to the Board as well.  To reiterate, we are strong supporters of Mr. Rau and his team’s platform software vision, but we want to stress that capital allocation needs to be addressed in addition to product execution.
Regards,

/s/ Jim Roumell
Roumell Asset Management, LLC